UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

DIANA SHIPPING INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2066G104

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. Y2066G104

1.	NAMES OF REPORTING PERSONS Sea Trade Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER (1) 15,886,087
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER (1) 15,886,087
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,886,087
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.17% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The shares of the Issuer’s Common Stock beneficially owned by the reporting persons are comprised of shares issued to Sea Trade Holdings Inc. (“Sea Trade”) upon the exercise of warrants (the “Warrants”) that were issued to Sea Trade under a master agreement, and separate memorandums of agreement, in connection with Sea Trade’s sale of nine dry bulk vessels to the Issuer. See Item 4 of this Schedule 13G for further information concerning the Warrants.

(2)	Based upon 98,687,233 outstanding shares of the Issuer’s Common Stock as reported in the Issuer’s Form 6-K Report furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2022. The denominator for this calculation includes 5,999,999 shares of the Issuer’s Common Stock issued to Sea Trade Holdings Inc. (“Sea Trade”) upon the exercise of three Warrants after such date.

CUSIP No. Y2066G104

1.	NAMES OF REPORTING PERSONS Transatlantic Shipholdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 15,886,087
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 15,886,087
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,886,087
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.17% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based upon 98,687,233 outstanding shares of the Issuer’s Common Stock as reported in the Issuer’s Form 6-K Report furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2022. The denominator for this calculation includes 5,999,999 shares of the Issuer’s Common Stock issued to Sea Trade Holdings Inc. (“Sea Trade”) upon the exercise of three Warrants after such date.

CUSIP No. Y2066G104

1.	NAMES OF REPORTING PERSONS Atlanta International Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 15,886,087
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 15,886,087
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,886,087
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.17% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based upon 98,687,233 outstanding shares of the Issuer’s Common Stock as reported in the Issuer’s Form 6-K Report furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2022. The denominator for this calculation includes 5,999,999 shares of the Issuer’s Common Stock issued to Sea Trade Holdings Inc. (“Sea Trade”) upon the exercise of three Warrants after such date.

Explanatory Note: This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) relating to the Common Stock, par value $0.01 per share of Diana Shipping Inc. (the “Issuer”) amends and supplements certain of the items set forth in the Schedule 13G filed by Sea Trade Holdings Inc., Atlanta International Inc. and Transatlantic Shipholdings Inc. (collectively, the “Reporting Persons”) with the U.S. Securities and Exchange Commission (“SEC”) on September 23, 2022 (the “Schedule 13G”) as set forth below.

Item 2.

The last paragraph of Item 2(a)-(c) of the Schedule 13G is hereby amended to read as follows:

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 4. Ownership.

The first two paragraphs of Item 4(a) of the Schedule 13G is amended and supplemented as follows:

Please refer to items 5-9 of the cover pages attached hereto for the amounts beneficially owned by the reporting persons as of the date of this Schedule 13G.

On August 17, 2022 the Issuer issued to Sea Trade Holdings Inc. (“Sea Trade”) nine warrants (the “Warrants”) to purchase an aggregate of 18,487,393 shares of the Issuer’s Common Stock under a single master agreement entered into on August 10, 2022, and nine separate memorandums of agreement entered into on August 17, 2022, for Sea Trade’s sale of nine dry bulk vessels to the Issuer. As of January 30, 2023, all of the Warrants were exercised and shares of the Issuer’s Common Stock were issued to Sea Trade accordingly. The securities reported in this Schedule 13G, as amended, represent the remaining shares of the Issuer’s common stock held by Sea Trade.

Item 4(b) of the Schedule 13G is amended and supplemented as follows:

Please refer to item 11 of the cover pages attached hereto, including the related footnote.

Item 4(b) of the Schedule 13G is amended and supplemented as follows:

Please refer to items 5-8 of the cover pages attached hereto.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023	SEA TRADE HOLDINGS INC.

	By:	/s/ Robert G. Shaw
	Name:	Robert G. Shaw
	Title:	Managing Director and Secretary

TRANSATLANTIC SHIPHOLDINGS INC.

By:	/s/ Robert G. Shaw
Name:	Robert G. Shaw
Title:	Managing Director and Secretary

ATLANTA INTERNATIONAL INC.

By:	/s/ George Mouskas
Name:	George Mouskas
Title:	President